[redacted]

10029086

S
COMMISSION
0549

OMB APPROVAL
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SEC FILE NUMBER
8- 30426

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2009 AND ENDING DECEMBER 31, 2009

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Securities of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 East Colonial Drive, Suite 100
(No. and Street)

Orlando	Florida	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Schrimsher, President — 407-423-7620
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graham, Cottrill, Jackson & Hostetter, LLP
(Name - *if individual state last, first, middle name*)

110 East Hillcrest Street	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Frank L. Schrimsher, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Republic Securities of America, Inc. as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

WANDA L.
Notary Public, St
My comm. expires
Bonded thru Ashton Agency, Inc. (

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Republic Securities of America, Inc. ("the Company") as of December 31, 2009, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Securities of America, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We have also issued a report dated February 18, 2010, on our consideration of the Company's internal control.

Graham, Cottrill, Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 18, 2010

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CASH AND CASH EQUIVALENTS	$ 12,038
Total assets	$ 12,038

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$ —
STOCKHOLDERS' EQUITY:	
Common stock, $1 par value; 7,500 shares authorized; 1,000 shares issued and outstanding	1,000
Paid-in capital	24,100
Retained earnings (Deficit)	(13,062)
Total stockholders' equity	12,038
Total liabilities and stockholders' equity	$ 12,038

The Accompanying Notes Are An Integral
Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.

STATEMENT OF OPERATIONS

For The Year Ended December 31, 2009

REVENUES	$ —
EXPENSES:	
Professional fees	7,640
Regulatory fees and expenses	8,651
Taxes and licenses	950
Total expenses	17,241
NET LOSS	$ (17,241)

The Accompanying Notes Are An Integral
Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For The Year Ended December 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
BALANCE, January 1, 2009	$ 1,000	$ 24,100	$ 4,179	$ 29,279
Net loss	—	—	(17,241)	(17,241)
BALANCE, December 31, 2009	$ 1,000	$ 24,100	$ (13,062)	$ 12,038

The Accompanying Notes Are An Integral Part Of These Financial Statements

REPUBLIC SECURITIES OF AMERICA, INC.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash paid for operating expenses	$ (17,241)
Net cash flows from operating activities	(17,241)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(17,241)
CASH AND CASH EQUIVALENTS – Beginning of year	29,279
CASH AND CASH EQUIVALENTS – End of year	$ 12,038
RECONCILIATION OF NET LOSS TO NET CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (17,241)
NET CASH FLOWS FROM OPERATING ACTIVITIES	$ (17,241)

The Accompanying Notes Are An Integral
Part Of These Financial Statements

NOTE A – NATURE OF OPERATIONS

Republic Securities of America, Inc. ("the Company"), a Florida Corporation, was organized and incorporated on August 24, 1983, for the purpose of engaging in various broker-dealer activities as authorized by the National Association of Securities Dealers.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis.

Cash and cash equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Subsequent Events
The Company has evaluated subsequent events through February 18, 2010, the date which the financial statements were available for issue.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and reported revenues and expenses. Actual results could differ from those estimates.

Income taxes
The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "expenses" in the accompanying financial statements.

NOTE C – CONCENTRATION OF CREDIT RISK

The Company maintains its cash and cash equivalents in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to cash and cash equivalents.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in rule 15c3-1, shall not exceed 15 to 1.

At December 31, 2009, the Company had net capital of $12,038, which was $7,038 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1 at December 31, 2009.

In addition, rule 15c3-1(d) also provides that the ratio of subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2009.

NOTE E – CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2009.

NOTE F – RELATED PARTY TRANSACTIONS

The Company has an agreement with Schrimsher Management ("the Management Company") to receive clerical and rental services from the Management Company for no fees. The stockholders of the Management Company are the same as the stockholders of the Company. Due to the minimal amount of activity the Company incurs, no expenses have been recorded for the services provided by the Management Company.

NOTE G – UNCERTAIN TAX POSITIONS

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. There was no impact to the Company's financial statements as a result of the adoption of that guidance.

The Company files income tax returns in the United States federal jurisdiction. The Company is no longer subject to United States federal income tax examinations by tax authorities for the years before 2006.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2009

NET CAPITAL:	
Total stockholders' equity	$ 12,038
Less: Stockholders' equity not allowable for net capital	—
Total stockholders' equity qualified for net capital	12,038
Add: Allowable liabilities subordinated to claims of general creditors in computation of net capital	—
Total capital and allowable subordinated liabilities	12,038
Less: Total non-allowable assets	—
Net capital before haircuts on securities positions	12,038
Haircuts on securities positions (computed, where applicable, pursuant to rule 15c3-1)	—
Net capital	$ 12,038
AGGREGATE INDEBTEDNESS	$ —
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital at 1,500%	$ 7,038
Excess net capital at 1,000%	$ 12,038
Ratio: Aggregate indebtedness to net capital	.00 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4):

Material differences do not exist between the computation of net capital contained in this report and the most recent unaudited computation included in Part IIA of the Focus Report filed by the Company as of December 31, 2009.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2009

Based on the audit of the statement of financial condition and review of rule 15c3-3 under the Securities Exchange Act of 1934, management believes the Company is in compliance with the conditions of exemption and does not have a reserve requirement at December 31, 2009.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE III - POSSESSION OR CONTROL REQUIREMENTS
PURSUANT TO RULE 15c3-3
December 31, 2009

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in rule 15c3-3 at December 31, 2009. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP
CERTIFIED PUBLIC ACCOUNTANTS
110 EAST HILLCREST STREET
ORLANDO, FLORIDA 32801

(407) 843-1681
(800) 342-2720
FACSIMILE (407) 423-3156
www.gccpa.com

The Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Republic Securities of America, Inc. ("the Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("the SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5 (Continued)

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be distributed to other parties or used for any other purposes.

Graham, Cottrill, Jackson & Hostetter, LLP

GRAHAM, COTTRILL, JACKSON & HOSTETTER, LLP

February 18, 2010